                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 3)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                OHM CORPORATION
                           (Name of Subject Company)

                      INTERNATIONAL TECHNOLOGY CORPORATION
                                 IT-OHIO, INC.
                                    (Bidder)
                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  670839 10 9
                     (CUSIP Number of Class of Securities)

                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA 15146-2792
                                (412) 372-7701
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

             PETER F. ZIEGLER                            JOSEPH B. FRUMKIN
             KAREN E. BERTERO                           SULLIVAN & CROMWELL
         GIBSON, DUNN & CRUTCHER LLP                       125 BROAD STREET
             333 S. GRAND AVENUE                     NEW YORK, NEW YORK 10004
        LOS ANGELES, CALIFORNIA  90071                     (212) 558-4000
                (213) 229-7000

                           Calculation of Filing Fee
-------------------------------------------------------------------------------
         TRANSACTION VALUATION                           AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
               $160,229,500*                                 $32,045.90**
-------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 13,933,000 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $11.50 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-
   11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.


[] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.
   IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR
   SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:  Not Applicable            Filing party:  Not Applicable

Form or registration no.:  Not Applicable          Date filed:    Not Applicable

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated January 16, 1998 (the "Schedule 14D-1"), of IT-Ohio, Inc. (the "Purchaser") and International Technology Corporation ("Parent"), as amended, filed in connection with the Purchaser's offer to purchase 13,933,000 shares of Common Stock, par value $0.10 per share, of OHM Corporation, an Ohio corporation (the "Company") as set forth in the Schedule 14D-1.
All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1) to the Schedule 14D-1.

COVER PAGE

     Response number 7 on the Cover Page is amended and restated to read in its entirety as follows:

      "17,128,513 (see Item 7)"

INTRODUCTION.

     The disclaimer language set forth in the last paragraph of the Introduction of the Schedule 14D-1 and on page 4 of the Offer to Purchase is hereby amended to delete the following sentence:

     "Purchaser takes no responsibility for the accuracy of such information."

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The response to Item 7 is hereby amended and supplemented as follows:

     The Section entitled "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Company Voting Agreement; the Parent Voting Agreement; the Option Termination Agreement; Appraisal Rights--Beneficial Ownership of Shares" is amended and supplemented to insert the following sentence as the last sentence in that section:

     "As a result of the voting arrangements and agreements to deliver proxies under the Repurchase Agreement and the Company Voting Agreement, Parent may be deemed to have beneficial ownership of the Common Stock beneficially owned by WMX and the Company Shareholders."

     Parent intends to file a Schedule 13D to report its beneficial ownership of 17,128,513 Shares arising from (i) the agreement to grant an irrevocable proxy by Rust Remedial Services Holding Company Inc. ("Rust Remedial"), a Delaware corporation and subsidiary of WMX, to Parent in order to vote the 10,368,000 Shares beneficially owned by Rust Remedial (including warrants beneficially owned by WMX to purchase 700,000 Shares) in accordance with the terms of the Repurchase Agreement and (ii) the agreement to grant an irrevocable proxy by the Company Shareholders to Parent in order to vote the 6,760,513 Shares beneficially owned, collectively, by the Company Shareholders in accordance with the terms of the Company Voting Agreement.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The response to Item 8 is hereby amended such that the last sentence of the first paragraph of the Section entitled "Fees and Expenses" is restated to read in its entirety as follows:

     "Parent and Carlyle have agreed that Parent will pay Carlyle a fee of $2.5 million and reimbursement of reasonable out-of-pocket expenses in connection with the transactions (less than the 1% fee to which Carlyle would otherwise be entitled pursuant to the terms of its existing arrangement with Parent)."

ITEM 10.  ADDITIONAL INFORMATION.

     (b) The response to Item 10(b) is hereby amended such that the Section entitled "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Company Voting Agreement; the Parent Voting Agreement; the Option Termination Agreement; Appraisal Rights--Going Private Transactions" is restated to read in its entirety as follows:

     The Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it would have to comply with any applicable Federal law operating at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger or such other business combination and the consideration offered to minority shareholders be filed with the Commission and disclosed to minority shareholders prior to the consummation of the Merger or such other business combination. However, Rule 13e-3 will not be applicable to the Merger or any such other business combination if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the value of the consideration paid per Share in the Merger or other business combination (measured at the time of consummation of the Merger) is at least equal to the amount paid per Share in the Offer.

     (f) The response to Item 10(f) is hereby amended as follows:

     The last sentence of the second paragraph under the Section entitled "Certain Information Concerning the Company--Certain Company Projections" is amended and restated to read in its entirety as follows:

     "None of Parent, Purchaser or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Company's projected financial information."

     The last paragraph of the Section entitled "Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Company Voting Agreement; the Parent Voting Agreement; the Option Termination Agreement; Appraisal Rights--Employment Agreements" is amended and restated to read in its entirety as follows:

     "Prior to the date of the Merger, the Company will enter into an agreement with Fred H. Halverson, the Vice President of Health and Safety, (which may be characterized as either a severance agreement or a retenton agreement) which will provide for a severance payment of not more than one year's base salary during the one-year period following the change in control of the Company."

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 6, 1998

                              IT-OHIO, INC.


                              By  /s/ James G. Kirk
                                  -------------------------
                                  James G. Kirk
                                  Vice President, General
                                  Counsel and Secretary


                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 6, 1998

                              INTERNATIONAL TECHNOLOGY CORPORATION


                              By  /s/ James G. Kirk
                                  -------------------------
                                  James G. Kirk
                                  Vice President, General
                                  Counsel and Secretary




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